CURRENT TECHNOLOGY CORPORATION

Vancouver, BC

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Period Ended June 30, 2006

CURRENT TECHNOLOGY CORPORATION

INDEX TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Consolidated Balance Sheet

Exhibit   "A"

Consolidated Statement of Loss and Deficit

Exhibit   "B"

Consolidated Statement of Cash Flows

Exhibit   "C"

Notes to Consolidated Financial Statements

Exhibit   "D"

_________________________________

Exhibit "A"

CURRENT TECHNOLOGY CORPORATION

(Incorporated under the Canada Business Corporations Act)

Consolidated Balance Sheet

June 30, 2006 and December 31, 2005

(Canadian Dollars)

(unaudited- prepared by management)

Assets	2006	2005
Current:
Cash	$ 79,751	$339,973
Accounts receivable	53,048	802
Subscription receivable	17,520	-
Inventory	66,717	64,461
Prepaid expenses	201,814	206,390
Deferred financing costs	23,658	47,317

Equipment and website development (Note 3)	196,493	60,311

	$639,001	$719,254

Liabilities
Current
Accounts payable and accrued liabilities	$318,867	$245,391
Promissory note (Note 5)	-	141,135
Convertible promissory note (Note 6)	848,665	-
Subscription liability (Note 7)	48,253	334,363
Lease obligation	8,018	-
Unearned revenue	33,509	104,057
		824,946
Convertible promissory note (Note 6)	-	688,174
Lease obligation	87,717	-
	1,345,029	1,513,120
Shareholders’ Deficiency
Equity component of convertible promissory note (Note 6)	243,728	243,728
Share capital (Note 7)	34,851,783	34,061,493
Contributed surplus (Note 8)	1,041,219	1,013,063
Deficit, per Exhibit “B”	36,842,758	36,112,150
	(706,028)	(793,866)
Future Operations (Note 1)
Commitments (Note 15)
Subsequent Events (Note 16)
	$639,001	$719,254
Approved by Directors: ___”Robert Kramer” ________ ___”George Chen”__________

 See accompanying notes -

Exhibit "B"

CURRENT TECHNOLOGY CORPORATION

Statement of Loss and Deficit

For the six months ended June 30, 2006 and 2005

(Canadian Dollars)

(unaudited- prepared by management)

	3 months ended June 30, 2006	6 months ended June 30, 2006	3 months ended June 30, 2005	6 months ended June 30, 2005
Revenue	$104,646	$251,182	$155,102	$ 305,847

Expenses:
Amortization	16,688	31,451	91,054	100,341
Bank charges and interest	1,283	2,935	550	9,465
Consulting	12,221	12,221	12,300	14,400
Financing cost	19,310	31,139	11,829	11,829
Interest on convertible promissory note	25,920	52,745	25,562	40,409
Interest on promissory note	-	2,306	-	19,842
Investor relations	49,906	76,940	32,595	52,441
Legal, auditing and filing fees	72,330	113,170	54,371	83,406
Manufacturing	69,771	173,657	82,077	199,442
Marketing	4,557	7,532	60,928	83,707
Office and other	9,618	22,069	14,736	25,465
Product Development	-	-	25,122	25,122
Public relations	-	-	28,653	46,921
Regulatory	-	7,125	3,829	26,942
Rent	16,120	32,310	14,293	27,055
Salaries and benefits	93,878	192,481	96,794	193,195
Stock based compensation	9,961	28,156	12,219	24,922
Telephone	5,818	11,820	5,935	12,406
Test and studies	21,432	42,956	22,119	44,156
Travel	14,884	34,515	17,227	27,877

Loss before other item	339,051	624,346	457,091	763,496
Other Item:
Foreign exchange (recovery)	(35,325)	(27,670)	3,190	(70,917)
Accretion interest expense	66,967	133,932	66,966	66,966

Net Loss	370,693	730,608	527,247	759,545
Deficit, beginning	36,472,065	36,112,150	34,529,231	34,296,933
Deficit, ending, to Exhibit “A”	$36,842,758	8	$35,056,478	$35,056,478

Basic and fully diluted net loss per share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)

 See accompanying notes -

Exhibit "C"

CURRENT TECHNOLOGY CORPORATION

Statement of Cash Flows

For the six months ended June 30, 2006 and 2005

(Canadian Dollars)

(unaudited- prepared by management)

	3 months ended June 30, 2006	6 months ended June 30, 2006	3 months ended June 30, 2005	6 months ended June 30, 2005
Operating Activities:
Net Loss, per Exhibit “B”	$(370,693)	$(730,608)	(527,247)	$(759,545)
Adjustments for-
Amortization	16,688	31,451	91,054	100,341
Stock based compensation	9,961	28,156	12,219	24,922

Changes in non-cash working capital-
(Increase) Decrease in accounts receivable	(41,979)	(52,246)	40,669	95,636
(Increase) Decrease in subscription receivable	-	(17,520)	60,480	-
(Increase) Decrease in inventory	7,375	(2,256)	9,245	8,250
(Increase) Decrease in prepaid expenses	(19,773)	4,576	47,877	60,870
(Increase) Decrease in deferred financing cost	11,830	23,659	11,829	(70,975)
Increase (Decrease) in demand promissory note	-	-	-	(881,632)
Increase (Decrease) in convertible promissory note	-	-	66,966	(280,062)
Increase (Decrease) in accounts payable	13,941	73,476	(30,429)	17,341
Increase (Decrease) in lease obligation	(2,274)	95,735	-	-
Increase (Decrease) in unearned revenue	6,067	(70,548)	(10,302)	(75,005)
Cash flows (used in) Operating activities	(368,857)	(616,125)	(227,639)	(1,759,859)
Investing Activities
Acquisition of equipment	-	(167,633)	(10,367)	(20,593)
Financing Activities:
Convertible promissory note	62,043	160,491	81,508	849,397
Equity component Convertible promissory note	-	-	-	98,665
Promissory note	-	(141,135)	-	-
Issuance of new shares	691,458	790,290	73,583	493,801
Subscription liabilities	(592,662)	(286,110)	172,978	281,842
Cash flows from financing activities	160,839	523,536	328,069	1,723,705
Net Increase (Decrease) in Cash	(208,018)	(260,222)	90,063	(56,747)
Cash, beginning	287,769	339,973	58,720	205,530
Cash, ending	$79,751	$ 79,751	$148,783	$ 148,783

Supplemental Disclosure of Cash Flow Information:
Additional Information-
Interest	1,283	2,935	550	9,465
Non-cash Transactions-
Accretion of convertible debt	66,967	133,932	66,966	66,966

 See accompanying notes -

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Notes to Consolidated Financial Statements

For the six months ended June 30, 2006 and 2005

(Canadian Dollars)

1.

Future Operations:

These consolidated financial statements have been prepared on the going concern assumption that the company will be able to realize its assets and discharge its liabilities in the normal course of business.

A net loss of $730,608was incurred during the six months ended June 30, 2006 (2005 - $759,545).  Recurring losses have been reported since inception which have resulted in an accumulated deficit of $36,842,758 (2005 - $35,056,478). The company is currently engaged in discussions with potential investors which could result in receipt of additional financing and/or the sale of certain rights for consideration including cash.  The company is also engaged in discussions  to increase revenue in North America, Asia, Europe and the Middle East.  There is no certainty that these discussions will be concluded successfully.

The ability of the company to continue as a going concern is dependent on the successful conclusion of these discussions, the receipt of additional financing, and/or proceeds on the sale of assets and ultimately its ability to generate sufficient cash from operations and financing sources to meet its obligations as the come due.

If the company was unable to continue as a going concern, material adjustments may be required to the carrying value of assets and liabilities and to the classifications used on the balance sheet.

Any inability to obtain additional financing when needed would have a material adverse affect on the company including possibly requiring the company to significantly reduce or possibly cease its operations.

2.

Significant Accounting Policies:

a)

Basis of Presentation -

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada which in certain respects differs significantly from those of the United States.  These differences are described in Note 17.

The consolidated financial statements include Current Technology Corporation and Current Technology (UK) Ltd., a wholly owned subsidiary, incorporated in the United Kingdom on December 15, 2005.  The subsidiary had not commenced material operations as at June 30, 2006.

b)

Cash -

Cash consists of cash and funds in bank accounts integral to the company's cash management.

c)

Inventory -

Inventory is valued at the lower of cost and net realizable value.  Cost is determined on a first-in, first-out basis.  Inventory consists of parts and partially completed product.

. . . 2

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

For the six months ended June 30, 2006 and 2005

(Canadian Dollars)

2.

Significant Accounting Policies: (Continued)

d)

Deferred Financing Costs -

Financing costs are capitalized and are amortized on a straight-line basis over the term of the related debt agreement.

e)

Equipment and Website Development -

The following assets are recorded at cost.  Amortization is provided on the following basis and at the following annual rates:

Declining Balance:
Furniture and fixtures 20%
Office equipment 20%
Production equipment 20%
TrichoGenesis equipment 20%
Capital lease 30%
Straight-line:
Computer equipment and software 3 years
Website development 2 years

When the net carrying amount of the tangible assets exceeds the estimated net recoverable amount, the asset is written down to its estimated fair value and a charge is recorded in the statement of loss and deficit.

f)

Patents, License and Rights -

Patents, license and rights consist of all the costs of acquiring patents, license and rights related to ElectroTrichoGenesis ("ETG") and are amortized over ten years.  Intangible assets are subject to impairment testing under SFAS 144 comparing fair value of the intangible assets with the carrying value.  When carrying value of these assets exceeds the fair value, an impairment loss is recognized.  Impairment is recognized in the current year.  (See Note 4).

g)

Debt Instruments -

The liability component of the convertible promissory note is calculated as the present value of the scheduled cash payments of interest and principal due under the terms of the note discounted at the rate of interest applicable to a debt only instrument of comparable terms.

The equity component which represents the value ascribed to the holder's option to convert the principal balance into equity, is calculated as the difference between the amount issued and the liability component.  Interest on the convertible promissory note, calculated as the amount required to accrete the liability component back to the amount payable on maturity, is charged to interest expense.  When the company issues warrants in connection with a debt instrument, the estimated fair market value of the warrants is credited to shareholders= equity.  The reduced liability component of the debt is accreted by a charge to interest expense.

h)

Future Income Taxes -

Income taxes are calculated using the liability method of tax allocation.  Temporary differences arising from the differences between the tax basis of assets and liabilities and their carrying amount on the balance sheet and unutilized losses carried forward are used to calculate future income tax assets or liabilities.  Future income tax assets or liabilities are calculated using tax rates anticipated to apply in the year that the temporary differences are expected to reverse.  The carrying value of the future income tax asset is limited to the amount that is more likely than not to be realized.  A valuation allowance is provided.        . . . 3

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

For the six months ended June 30, 2006 and 2005

(Canadian Dollars)

2.

Significant Accounting Policies: (Continued)

i)

Stock-based Compensation Plans -

The company adopted, effective January 1, 2002, the requirements of the CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments."  The fair value based method was adopted for all employees and non-employees.  The value is recognized over the applicable vesting period as an increase to compensation expense and contributed surplus.  When the options are exercised, the proceeds received by the company, together with the amount in contributed surplus, will be credited to common share capital.  For options granted prior to January 1, 2002, the company continues to follow the accounting policy under which no expense is recognized for these stock options.  When these options are exercised, the proceeds received by the company are recorded as common share capital.

j)

Revenue Recognition -

i)

The following policies have been established with respect to revenue recognition on the sale of ETG devices and CosmeticTrichoGenesis ("CTG") units.

1)

Purchase/sale negotiations conclude with an agreement to purchase and are also secured by a deposit;

2)

Goods are shipped when collection of the balance of the purchase price is reasonably assured.  This is indicated by:

a)

actual receipt of funds from distributors or customers; or

b)

secured lease or term financing by distributors or customers which would result in immediate payment of the balance upon delivery; or

c)

distributors or customers exceptional credit and operating history,

and an agreement in writing to specific terms of payment; and

3)

Typically, revenue is recognized after goods are shipped.  At this point collection is reasonably assured and risks and rewards of ownership have been transferred.

ii)

Revenue from royalty agreements is recognized when earned, which is generally the period in which the services to which the royalty relates are provided to third parties and collection of the balance owing is reasonably assured.

k)

Translation of Foreign Currencies -

Foreign currencies are translated into Canadian dollars as follows:

i)

Monetary assets and liabilities at year-end exchange rate; and

ii)

Revenue and expenses at the rates in effect at the transaction date.

Realized and unrealized gains and losses from foreign currency translation are recognized in earnings.

. . . 4

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

For the six months ended June 30, 2006 and 2005

(Canadian Dollars)

2.

Significant Accounting Policies: (Continued)

l)

Loss per Share -

Loss per share computations are based on the weighted average number of shares outstanding during the period.

m)

Use of Estimates -

The preparation of financial statements, in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures.  Although these estimates are based on management=s best knowledge of current events and actions the company may undertake in the future, actual results may differ from the estimates.

3.

Equipment and Website Development:

	Cost	Accumulated Amortization	2006 Net	2005 Net
Computer equipment	$ 197,581	$ 184,824	$ 12,757	$ 17,107
Furniture and fixtures	43,932	41,685	2,247	2,489
Office equipment	117,273	98,989	18,284	20,258
Capital lease	114,497	16,530	97,967	-
Production equipment	13,110	1,873	11,237	12,455
TrichoGenesis equipment	53,136	2,657	50,479	-
Web site development	42,575	39,053	3,522	8,002
	$	$ 1	$ 196,493	$ 60,311

4.

Patents, License and Rights:

Current Technology Corporation purchased the ETG technology including all worldwide issued and pending intellectual property protection from a related company, 314613 B.C. Ltd., for $200,000 effective July 12, 1999.  The payment was made by the issuance of 2,500,000 common shares on July 12, 1999.

The company performed a SFAS 144 impairment analysis and determined that the net present value of the projected future cash flow was uncertain. Therefore, an impairment loss of $85,000 was recorded in Q2 of 2005. The net book value of these patents, license and rights is $Nil.

5.

Promissory Note:

On July 25, 2005, the company issued a secured promissory note in the amount of US$110,000 to fund inventory build up.  As at December 31, 2005,  the total  amount outstanding including interest was $141,135 (US$121,356).  The note was fully repaid on January 26, 2006.

. . . 5

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

For the six months ended June 30, 2006 and 2005

(Canadian Dollars)

6.

Convertible Promissory Note:

This convertible note bears interest of 10% and matures on January 2, 2007.  At December 31, 2005  the liability portion of this note was $688,174 (long-term debt) and, $848,655 on June 30, 2006 (current liability) calculated as follows:

Principal and Interest	$1,111,178
Less: Unamortized accretion from conversion feature	69,637
Unamortized accretion from fair valuation of warrants	192,886	262,523
Period ended June 30, 2006		$848,655
Year ended December 31, 2005		$688,174

The equity component is $243,728.  The promissory note is secured by a security agreement under which the company agreed to grant the lender security interest over all the company's property and assets, including all intellectual property.

7.

Share Capital:

a)

Authorized -

Unlimited Common shares without par value

Unlimited Class "A" Preference shares without par value

b) Issued and Fully Paid –	2006		2005
	Number of		Number of
	Shares	Amount	Shares	Amount
Balance, beginning	74,655,023	$34,061,493	60,240,257	$32,455,141
Common Shares Issued -
- For cash	4,252,000	611,650	3,700,000	514,884
- For settlement of debt	990,000	132,944	1,965,000	366,569
- Conversion of promissory note	-	-	6,949,766	420,218
- Exercise of options	75,000	10,656	100,000	6,127
- Exercise of warrants	400,000	35,040	1,700,000	298,554
Balance, ending	80,372,023		74,655,023	$34,061,493

No Class "A" Preference shares have been issued.

. . . 6

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

For the six months ended June 30, 2006 and 2005

(Canadian Dollars)

7.

Share Capital:  (Continued)

c)

Subscription Liability -

During the year , the Company received US$43,230 for the exercise of warrants which have not been issued.

8.

Contributed Surplus:

The company accounts for its stock-based compensation under the fair value based method using the Black-Scholes Option Pricing Model.  $28,156 (2005 - $24,922) of compensation expense relating to vested stock options has been charged to the contributed surplus account.  Options granted during the period were valued using the following assumptions:

Volatility factor of the market	82.20%
Price of the company shares	$0.22 - $0.32
Dividend yield	0%
Weighted average expiry date of options	5 years
Risk free interest rate	6.00%

. . . 7

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

For the six months ended June 30, 2006 and 2005

(Canadian Dollars)

9.

Stock Options:

From time to time, the company grants incentive stock options to directors, officers, employees and promoters of the company.  In addition, on September 2, 2004, the company adopted the 2004 Stock Option and Stock Bonus Plan.

Options outstanding under these plans are as follows:

Expiry Date			Number of Shares	Option Price
February	7,	2007	3,070,000	US	$0.05
December	20,	2007	200,000	US	$0.05
September	6,	2007	200,000	US	$0.125
October	10,	2007	200,000	US	$0.20
December	19,	2007	225,000	US	$0.26
April	8,	2008	250,000	US	$0.26
September	30,	2009 *	200,000	US	$0.30
October	17,	2009	850,000	US	$0.25
December	22,	2009	175,000	US	$0.25
December	23,	2009 *	100,000	US	$0.25
May	17,	2010	175,000	US	$0.23
July	15,	2010	150,000	US	$0.26
November	20,	2010	200,000	US	$0.28
December	12	2010	200,000	US	$0.32
January	2	2011	105,000	US	$0.31

* 2004 Stock Option and Stock Bonus Plan

On May 8, 2006 the Directors added a cashless exercise provision to all options granted prior to December 31, 2005, except those granted  under the 2004 Stock Option and Stock Bonus Plan.

 . . 8

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

For the six months ended June 30, 2006 and 2005

(Canadian Dollars)

9.

Stock Options:  (Continued)

The following table summarizes information about stock options to purchase common shares outstanding and exercisable at June 30:

2006		2005
		Weighted		Weighted
	Common	Average	Common	Average
	Shares	Exercise Price $	Shares	Exercise Price $
Outstanding, beginning	6,270,000	0.13	5,870,000	0.12
- Granted	105,000	0.36	100,000	0.26
- Exercised	(75,000)	0.14	-	-
Outstanding, ending	6,300,000	0.13	5,970,000	0.13
Exercisable, ending	6,300,000	0.13	5,970,000	0.13

The following table summarizes information about stock options outstanding and exercisable at June 30:

		Weighted Number	Average		Number
		Outstanding at	Remaining		Outstanding
Exercise Price		2006	Contractual Life		2005
US	$0.05	3,270,000	0.6	years	3,370,000
US	$0.125	200,000	0.9	years	275,000
US	$0.20	200,000	1.2	years	200,000
US	$0.26	625,000	1.8	years	625,000
US	$0.30	200,000	3.2	years	250,000
US	$0.25	1,125,000	3.3	years	1,075,000
US	$0.23	175,000	3.8	years	175,000
US	$0.28	200,000	4.2	years	-
US	$0.32	200,000	4.3	years	-
US	$0.31	105,000	4.3	years	-
		6,300,000			5,970,000

. . . 9

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

For the six months ended June 30, 2006 and 2005

(Canadian Dollars)

10.

Warrants:

Expiry Date	Number of Shares	Exercise Price
October 11, 2006	80,000	US	$0.50
January 9, 2007	2,000,000	US	$0.25	[1,3]
January 9, 2007	2,980,000	US	$0.10	[1,3]
January 9, 2007	6,949,766	US	$0.05	[1,3]
January 9, 2007	179,167	US	$0.15	[1,3]
January 9, 2007	1,600,000	US	$0.50	[1,3]
May 15, 2007	1,227,129	US	$0.55
June 26, 2007	450,000	US	$0.20	[3]
June 30, 2007	2,500,000	US	$0.05	[3]
June 15, 2009	1,000,000	US	$0.15	[3]
June 15, 2009	1,637,696	US	$0.20
July 15, 2009	200,000	US	$0.20
December 23, 2009	300,000	US	$0.25
January 2, 2010	3,200,000	US	$0.25	[2,3]
March 25, 2010	1,200,000	US	$0.25
May 31, 2010	1,200,000	US	$0.25
July 25, 2010	200,000	US	$0.15
September 21, 2010	300,000	US	$0.25
September 21, 2010	3,052,000	US	$0.25
December 30, 2010	600,000	US	$0.25
March 3, 2011	1,200,000	US	$0.25

1

The expiry date for each set of warrants shall be the later of:

a)

January 9, 2007; and

b)

the date that is one year and five business days after the date on which the convertible promissory note (see Note 6 ) is paid in full.

2

The expiry date shall be the later of:

a)

January 2, 2010; and

b)

the date that is one year and five business days after the date on which the convertible promissory note (see Note 6 ) is paid in full.

3

These warrants have a cashless exercise provision.

. . . 10

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

For the six months ended June 30, 2006 and 2005

(Canadian Dollars)

10.

Warrants:  (Continued)

The following table summarizes information about warrants to purchase common shares outstanding and exercisable at June 30:

		2006		2005
	Common	Average	Common	Average
	Shares	Exercise Price $	Shares	Exercise Price $
Outstanding, beginning	28,968,358	0.18	16,818,592	0.21
Issued	4,252,000	0.28	10,149,766	0.11
Exercised	(400,000)	0.09	-	-
Expired	(764,600)	0.12	-	-
Outstanding, ending	32,055,758	0.22	26,968,358	0.17
Exercisable, ending	32,055,758	0.22	26,968,358	0.17

11.

Related Party Transactions:

2006	2005
Transactions During the Year -
Salaries and consulting fees accrued or paid	$151,297	$151,278
Interest paid to a director for overdue salary payable	-	8,000
These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of
consideration established and agreed to by related parties.
Balance at June 30 -
Salaries, consulting fees payable to directors and
companies controlled by directors of the company	14,608	26,608

On May 8, 2006 the Directors added a cashless exercise provision to all options granted prior to December 31, 2005, except those granted under the 2004 Stock Option and Stock Bonus Plan.  Included in the change were options to purchase 3,325,000 shares held by Directors. In addition, on May 8, 2006 the Directors extended the terms of 2.5 million warrants held by Anne Kramer (1,250,000) and Robert Kramer (1,250,000) from June 30, 2006 to June 30, 2007.

12.

Financial Instruments:

a)

Fair Values -

Unless otherwise noted cash, accounts receivable, accounts payable and accrued liabilities, promissory notes and convertible promissory note are stated at amounts that approximate fair value.

b)

Foreign Currency Risk -

The company has accounts receivable, accounts payable and accrued liabilities, promissory notes, convertible promissory note and share capital denominated in US dollars.  The carrying value of these balances may change due to the volatility of foreign exchange rates.  The company does not enter into hedging transactions.    . . . 11

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

For the six months ended June 30, 2006 and 2005

(Canadian Dollars)

13.

Segmented Information:

The major operations relate to the sales of ETGs and CTGs worldwide as well as royalties charged on using the machines.

The revenue by region is as follows:

2006	2005
Asia Pacific	$115,134	$ 230,925
Europe	109,792	27,702
The Americas	26,256	47,220
	$251,182	$305,847

14.

Income Taxes:

The difference in income taxes is due to differences between the Canadian statutory federal income tax rate and the effective income tax rate applied to the loss before income taxes is due principally to the fact that the benefit of the tax loss in each year was not recognized in the period it arose.

The approximate tax effects of each type of temporary difference that gives rise to future tax assets are as follows:

	2005	2004
Future Income Tax Assets:
Eligible capital expenditure	$51,878	$51,878
Equipment and website development	389,920	346,399
Operating loss carryforward	2,277,074	2,460,546
Net capital loss carryforward	1,122,157	1,122,157
Financing cost	6,741	-
	3,847,770	3,980,980
Less: Valuation loss provision	(3,847,770)	(3,980,980)
	$-	$-

Accumulated non-capital losses for income tax purposes of approximately $6,392,683 are available to reduce future years' taxable income.  The potential benefit of these losses has been offset by a valuation loss provision as it is more likely than not that these benefits will not be realized.  The losses will expire at the end of the following fiscal years:

2006	$ 330,971
2007	492,394
2008	811,388
2009	1,105,792
2010	739,106
2014	1,553,708
2015	1,359,324

. . . 12

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

For the six months ended June 30, 2006 and 2005

(Canadian Dollars)

14.

Income Taxes:  (Continued)

Accumulated net capital losses of $6,300,712 for income tax purpose are available to be utilized to reduce future years' taxable capital gains.  These losses carry forward indefinitely.  The potential benefit of these losses has been offset by a valuation loss provision in these financial statements as it is more likely than not that these benefits will not be realized.

15.

Commitments:

An agreement was entered into to lease  office space from May 1, 2005 to April 30, 2011.  The future minimum lease payments for this commitment are as follows:

2006	16,450
2007	32,900
2008	32,900
2009	32,900
2010	36,033
2011	12,533

Lease agreements were entered into with respect to automotive equipment, which have been financed by a long-term liability.  The liability recorded under the capital leases represents the minimum monthly lease payments net of imputed interest per annum.  The monthly lease payments are $601 and $785.

16.

Subsequent Event:

On  August 23, 2006, the Company granted 5 year options to purchase 1,675,000 shares at US$0.19 per share to directors (975,000) and employees (700,000).

17.

Differences between Canadian and United States Generally Accepted

Accounting Principles:

These financial statements are expressed in Canadian dollars and are prepared in accordance with Canadian GAAP which conform, in all material respects with U.S. GAAP except as described below:

Revenue Recognition -

In 1999, Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements, was issued.  The SAB provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC.  Although SAB No. 101 does not change any of the accounting profession's existing rules on revenue recognition, it draws upon existing rules and explains how the SEC staff applies those rules, by analogy, to other transactions that existing rules do not specifically address.  SAB No. 101, as amended by SAB No. 101B, becomes effective for the fourth fiscal quarter of fiscal years beginning after December 15, 1999.  The company has determined that SAB No. 101 does not have a material effect on it financial statements.

. . . 13

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

For the six months ended June 30, 2006 and 2005

(Canadian Dollars)

17.

Differences between Canadian and United States Generally Accepted

Accounting Principles: (Continued)

Revenue Recognition  - (Continued)

The application of U.S. GAAP would have the following effects on the balance sheet items as reported under Canadian GAAP:

2006	2005
Liabilities - Canadian GAAP	$1,345,029	$1,513,120
Effect of equity component of
convertible promissory note	243,728	243,728
Liabilities - U.S. GAAP		$1,756,848

2006	2005

Deficit - Canadian GAAP	$ (706,028)	$(835,887)
Effect of equity component of
convertible promissory note	(243,728)	(234,110)

Cumulative effort of prior year adjustments
to net income	(279,815)	(279,815)
Deficit - U.S. GAAP	$(1,229,571)	$(1,349,812)

Convertible Promissory Note -

Under U.S. GAAP, in accordance with APB Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants, no portion of the proceeds from the issuance of convertible debt securities should be accounted for as attributable to the conversion feature.  Canadian GAAP requires the separate presentation of the liability and the equity component of the convertible promissory note.  (See Note 5).

Derivative Instruments -

In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which established accounting and reporting standards for derivative instruments and hedging activities.  It requires an entity to measure all derivatives at fair value and to recognize them in the balance sheet as an asset or liability, depending on the entity's rights or obligations under the applicable derivative contact.

In June 1999, the FASB issued SFAS N0. 138, Accounting for Derivative Instruments and Hedging Activities, which amends the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and certain hedging activities.  The company's adoption of this statement, for U.S. GAAP purposes, which requires the accounting recognition of derivatives at fair value, did not have a significant effect on the financial position or results of operations..

 . . 14